August 19, 2005

Mr. Brad Skinner, Accounting Branch Chief
Ms. Christine Davis, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Sent via EDGAR

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated August 5, 2005 relating to International Microcomputer Software, Inc.’s (the “Company”) Form 10-KSB for the fiscal year ended June 30, 2004 filed on September 13, 2004 and International Microcomputer Software, Inc.’s Form 8-K filed July 7, 2005 (File No. 000-15949).

We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements. Management and the Board of IMSI are committed to fulfilling our obligations to the public.

Set forth below are the Staff’s comments followed by our responses.

ITEM 1.

Comment: Your response to prior comment number 4 indicates that you did not have any investments classified as available-for-sale as of June 30, 2004 and 2003. However, you disclose that “we classify all of our marketable securities as available-for-sale” on page 39 of your Form 10-KSB. Please explain this inconsistency to us. In addition, explain to us how you considered the guidance in paragraph 118 of SFAS 115 that requires cash flows related to trading securities to be classified as operating within your statements of cash flows.

Answer: Paragraph 12.a. of FAS 115 provides a definition of trading securities, as follows -

•
“Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.”

In our response to your prior comment 4, we stated that all of our investments in securities met the definition of trading securities. However, on page 39 of our Form 10-KSB, we stated the following -

•	“We classify all of our marketable securities as available-for-sale and carry such securities at fair value.

Based on our analysis, it is clear that we used erroneous terminology in describing the classification of our marketable securities. We will correct this error in all of our future filings and describe our securities investments that are analogous to the securities that we held as of June 30, 2004 as trading securities.

Paragraph 118 of FAS 115 provides guidance on the financial statement presentation and disclosure of trading securities, as follows -

•
“Because trading securities are bought and held principally for the purpose of selling them in the near term, the cash flows from purchases and sales of trading securities should be classified as cash flows from operating activities.”

The following is a recap of the activity pertaining to our investment in marketable securities for the period of July 1, 2003 through June 30, 2004 -

Balance as of 07/01/03	$997,500

Unrealized Gains on Marketable Securities	1,982,400
Gains on Marketable Securities	585,000
Expenses Pertaining to the Marketable Securities Account	(2,600)
Cash Transfers into the Investment Account	475,600
Cash Transfers from the Investment Account	(115,900)

Balance as of 06/30/04	$3,922,000.00

This information was presented in the statements of cash flows for the year ended June 30, 2004, as follows -

•	The unrealized gains on marketable securities of $1,982,400 were included in “Cash flows from operating activities - Adjustments to reconcile net income to net cash used by operating activities”.

•
The gains on marketable securities and the expenses pertaining to the marketable securities brokerage account were netted to $583,000 and included in “Cash flows from operating activities - Changes in assets and liabilities”.

•	The cash transfers into the investment account of $475,600 were included in “Cash flows from investing activities”.

•	The cash transfers from the investment account of $115,900 were included in “Cash flows from investing activities”.

All investments in securities are bought and sold through a registered broker. We do add stock acquired as consideration in a transaction to our brokerage account. We do not directly trade securities and typically do not have a cash balance with the registered broker. For these reasons, we considered the cash transferred into and out of the brokerage account to be investment activities. Cash related to actual purchases and sales of securities is included in “Cash flows from operating activities - Changes in assets and liabilities” as a change in the balance of the marketable security account.

ITEM 2.

Comment: Your response to prior comment number 4 also indicates that you classified the shares of Jupitermedia held in escrow from the sale of ArtToday as trading securities. Please explain to us how these escrow securities were used with the objective of generating profits on short-term differences in price and further explain why you believe these securities have all of the characteristics of trading securities..

Answer: On June 30, 2003, we sold our subsidiary, ArtToday, Inc. to Jupitermedia for consideration comprised of both cash and 250,000 shares of Jupitermedia common stock with a value of approximately $1,000,000 at the time of the sale. These shares were held in escrow in accordance with the ArtToday Stock Purchase Agreement dated June 24, 2003. We had the option to exchange cash for all securities held in escrow based on the value of the securities at the time they were placed in escrow per Section 1.(d) 0f the Escrow Agreement, as follows -

“The Seller may at any time and from time to time replace any shares constituting the initial Stock Escrow Deposit with cash . . . equal to the closing market value of the Replaced Shares as of the Closing Date.”

When we accepted the shares from Jupitermedia as a portion of the consideration paid for ArtToday, Inc., our intention was to trade the shares with the objective of generating profits on short-term differences in price. We began selling the Jupitermedia shares on March 22, 2004 and continued selling until October 4, 2004, when we sold all remaining shares. The total realized gain from the sale of the Jupitermedia shares during our fiscal years ending June 30, 2004 and 2005 was $2,425,000, all from stock appreciation. Our actions and the timing of our actions reflect our initial intention of generating profits on short-term differences in price from the sale of the Jupitermedia shares. For these reasons, we believe that the Jupitermedia shares had all the characteristics of trading securities, as defined in paragraph 12.a. of FAS 115.

ITEM 3.

Comment: We have read your response to prior comment number 6 and note that it appears that you did not address whether you have eliminated the cash flows related to Keynomics as required under paragraph 42 of SFAS 144. Please explain to us how you have concluded that the cash flows have been eliminated considering the existence of the license agreement.

Answer: In July 2004, in an arm’s-length negotiated contract, we sold the assets and customer related liabilities of our wholly owned subsidiary Keynomics, Inc. to Keynomics, L.L.C., the acquiring entity. We eliminated the cash flows related to Keynomics in the financial statements for the fiscal years ended June 30, 2004 and June 30, 2003, which were included in the Form 10-KSB. The following are the calculations applied in eliminating the cash flows for the year ended June 30, 2004 -

	Cash Flow		Cash Flow
	Including		Excluding
	Keynomics	Keynomics	Keynomics
	June	July 03 -	July 03 -
	2004	June-04	June-04
Cash flows from operating activities:
Net income	$646		$646
Adjustments to reconcile net loss to net
cash provided (used) by operating activities :
Depreciation and amortization	850	17	833
Unrealized market value (gain) loss in securities	(1,982)		(1,982)
Allowance for bad debts	(0)		(0)
Reserve for returns and price discounts	407		407
Reserve for inventory obsolescence	3		3
Extinguishment of debt	(76)		(76)
Income from discontinued operations		(312)	312
Gain on sale of discontinued operations	(2,000)		(2,000)
Loss on disposal of assets	13		13
Stock based compensation charges	523		523
Gain on sale of Design 3D	(59)		(59)
Changes in assets and liabilities:
Marketable securities	(583)		(583)
Receivables	(1,582)	(28)	(1,554)
Receivables - Other	(1,000)		(1,000)
Inventories	(474)	5	(479)
Other current assets	(168)	7	(175)
Long-term receivable	650		650
Trade accounts payable	1,586	51	1,535
Accrued and other liabilities	(625)	7	(632)
Deferred revenue	(37)	8	(45)
Operating cash provided (used) by discontinued operations		202	(202)
Net cash provided (used) by operating activities	(3,908)	(43)	(3,865)

Cash flows from investing activities:
Proceeds from sale of discontinued operations	2,000		2,000
Acquisition of product lines	(1,815)		(1,815)
Acquisition of subsidiary	(1,982)		(1,982)
Purchase of equipment	(433)	(7)	(426)
Software development costs and in-process technologies	(80)		(80)
Investment in marketable securities	(476)		(476)
Purchase of domain names	(2)		(2)
Proceeds from Sale of Marketable Securities	116		116
Note to related party	(350)		(350)
Cash used by discontinued operations in investing activities		7	(7)
Net cash used by investing activities	(3,022)	(0)	(3,022)

Cash flows from financing activities:
Proceeds from borrowings	350		350
Repayment of notes	(686)	(63)	(623)
Proceeds from warrants and options exercised	253		253
Settlement of note payable (Imageline)	(160)		(160)
Cash used by discontinued operations in financing activities	0	63	(63)
Net cash provided by financing activities	(243)	0	(243)

Foreign Currency translation	(8)		(8)
Net increase in cash and cash equivalents	(7,181)	(43)	(7,138)
Cash and cash equivalents at beginning of period	10,399	49	10,350
Cash and cash equivalents at end of the period	$3,218	$6	$3,212

The consideration paid to us by the buyer of Keynomics, Inc. included ownership of 10% of Keynomics, L.L.C. This ownership percentage of Keynomics, L.L.C. did not allow us to have any control or influence over that entity. Our view that this was a minority, passive investment providing additional non-cash consideration to facilitate the transaction is consistent with paragraph 17, APB 18 and matched the facts. Keynomics is managed by a Board. We do not have the voting power to elect a Board member. We take no active interest in the management of Keynomics, LLC and do not have the power to influence its management. Based on these facts, we eliminated the cash flows of Keynomics, Inc. in our financial statements in conformity with the requirements of paragraph 42 of FAS 144.

The licensing agreement to distribute one of Keynomics products on a non-exclusive basis was negotiated with Keynomics L.L.C’s management on an arms-length basis. We have no information that the terms of this agreement are preferential to us or otherwise provide IMSI with benefits which other actual or potential licensors would be able to negotiate. As the agreement is non-exclusive, the agreement does not enable us to exert influence or control over Keynomics, L.L.C. As a result, we do not believe that the existence of the license agreement would have any effect on the accounting for the sale of Keynomics, Inc. as disclosed in our financial statements as at June 30, 2003 or 2004.

ITEM 4.

Comment: Please explain to us how you considered providing pro forma financial information reflecting your disposition of Allume in accordance with Item 9.01(b) of Item 8-K.

Answer: Our preference would have been to provide pro forma financial information with the Form 8-K filed reporting the transaction close but the information was not available. The company intends to file financial statements in conformity with Item 9.01(b) of Item 8-K by amendment to the Form 8-K filed July 7, 2005. We note that we should have stated in the Form 8-K that our intention was that the financial information would be later provided by amendment.

We trust that we have addressed your comments with our responses. If you have any further comments, please contact me at (415) 878-4011 or Robert O’Callahan, Chief Financial Officer, at (415) 878-4020.

Very truly yours,

International Microcomputer Software, Inc.

/s/ Martin Wade III

Martin Wade III
Chief Executive Officer